Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

May 12, 2016

Re:	8tracks, Inc.

Offering Statement on Form 1-A Filed March 28, 2016

File No. 024-10537

Dear Mr. Spirgel:

We acknowledge receipt of comments in your letter of April 19, 2016, which we have set out below, together with our responses.

Preliminary Offering Circular Cover Page

1. Please revise your cover page to include the issuer’s phone number.

We have amended the cover page as requested.

2. We note your disclosure on page 10 and throughout your disclosure that your maximum offering is valued at $20,000,000. Please revise the table and your entire disclosure to reflect this.

We have established the price of the securities and therefore amended the maximum offering amount to $11,000,000. We have accordingly revised all sections in the report to reflect this change.

Risk Factors, page 5

3. Risk factor disclosure should provide enough detail to enable investors to understand the magnitude of the risk and the potential consequences. For example, please expand your risk factor focusing on your lack of consistent revenues to address that you have never paid dividends and do not intend to in the foreseeable future.

We have expanded the specific disclosure in the risk factor mentioned and have made several other changes in the risk factors section.

Dilution, page 8

4. We note that the tables on pages 9-12 are based on a share price of $7.00. Please disclose the assumptions used to arrive at this price.

We have established the price at $3.20 and revised the disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5. You did not provide a plan of operations. Please confirm that you generated revenue in each of the three fiscal years immediately before the filing of your offering statement. Otherwise, please provide your plan of operations for the 12 months following the commencement of the proposed offering. If this information is not available, please state the reasons for its unavailability.

We are confirming that the company has generated revenues in each of the three fiscal years immediately before the filing of the offering statement. We have amended the Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect this.

Conversion to Common Stock, page 35

6. We note your reference to an automatic conversion event as described in the Amended and Restated Certificate of Incorporation. Please provide more detail about this event in your disclosure. Consider adding separate risk factor disclosure if material to an investors’ understanding of the risks inherent in the offering.

We have revised the disclosure about the automatic conversion event to provide further detail on automatic conversions.

Other Terms, page 38

7. Please disclose the maximum amount of compensation that the company is obligated to reimburse SI Securities, LLC.

The requested disclosure has been added.

Independent Auditor’s Report, page 42

8. We note that the auditor’s report states that management’s plans in regard to the Company’s ability to continue as a going concern are described in note 2. However, we further note that note 2 on page 48 does not indicate management’s plans. Please expand note 2 to include a discussion of management’s plans.

Note 2 to the financial statements have been revised to include further discussions of management’s plans with regards to the going concern assumption.

Related Party Transactions, page 59

9. Please disclose the name of each related party and the facts that give rise to the relationship. Refer to Instructions to Item 13(a).

We presumed this question was directed to the “Interest of Management and Others In Certain Transactions” section, to include this disclosed related party transaction in that section. However, this investor does not meet the requirements described in Item 13(a)(1)-(5), specifically not meeting the 10% threshold described in Item 12(a)(2).

Notes to Financial Statements Accounts Receivable, page 50

10. We note that accounts receivable reflect a significant portion of your total assets. Please disclose your policy for recording an allowance for doubtful accounts and the method used to evaluate collectability. If you do maintain an allowance for doubtful accounts, please also revise the caption for accounts receivable on the face of the balance sheet to reflect this disclosure.

This footnote has been revised to include discussion of the policy on determining an allowance for doubtful accounts. An allowance has not deemed necessary for 2014 or 2015, so no revisions were made to the balance sheet.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

KHLK LLP

cc: David Porter

8tracks, Inc.